UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

SPX Corporation

(Name of Issuer)

Common Stock, $10.00 par value

(Title of Class of Securities)

784635104

(CUSIP Number)

Ralph V. Whitworth
Relational Investors, LLC
12400 High Bluff Drive, Suite 600
San Diego, CA 92130
(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,549,349

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,549,349

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,549,349

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.64%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors Mid-Cap Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 711,555

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 711,555

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 711,555

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.73%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors Mid-Cap Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 759,643

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 759,643

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 759,643

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.85%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Fund Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,193

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 11,193

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,193

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Coast Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 176,494

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 176,494

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 176,494

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.43%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 204,531

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 204,531

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 204,531

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.50%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 118,182

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 118,182

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,182

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.29%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XVI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 58,570

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 58,570

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,570

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.14%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 106,430

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 106,430

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.26%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XXIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,954

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 150,954

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,954

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.37%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XXIV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,091

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,091

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,091

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.01%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 79,316

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 79,316

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,316

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.19%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,549,349

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,549,349

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,549,349

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.64%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,549,349

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,549,349

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,549,349

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.64%

14.	Type of Reporting Person (See Instructions) IN

Item 1.   Security and Issuer

This Schedule 13D/A constitutes the ninth amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 25, 2013 and amended by Amendment No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No.7 and No. 8 filed by the Reporting Persons with the SEC on March 25, 2013, May 6, 2013, August 30, 2013, January 15, 2014, March 21, 2014, October 31, 2014, November 12, 2014 and November 28, 2014 (the “Statement”) with respect to the common stock, $10.00 par value (the “Shares”), of SPX Corporation (the “Issuer” or the “Company”). Except as specifically amended by this Schedule 13D/A, the Statement remains in full force and effect.

Item 3.   Source and Amount of Funds or Other Consideration

RILLC and the Managed Accounts purchased an aggregate of 1,169,390 Shares for a total consideration (including brokerage commissions) of $86 million derived from capital of RILLC and the Managed Accounts.

The Relational LPs purchased an aggregate of 2,379,959 Shares for total consideration (including brokerage commissions) of $178 million derived from the capital of the Relational LPs.

Item 5.   Interest in Securities of the Issuer

(a)           As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 3,549,349 Shares, constituting 8.64% of the outstanding Shares.  The percentage of Shares owned is based upon 41,072,263 Shares outstanding on October 24, 2014, as set forth in the Issuer’s Form 10-Q for the period ended September 27, 2014.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	% OF OUTSTANDING SHARES	VOTING AND DISPOSITIVE POWER
RILLC	1,169,390	2.85%	Sole
MC I	711,555	1.73%	Sole
MC II	759,643	1.85%	Sole
RFP	11,193	0.03%	Sole
RCP	176,494	0.43%	Sole
RI IX	204,531	0.50%	Sole
RI XV	118,182	0.29%	Sole
RI XVI	58,570	0.14%	Sole
RI XX	106,430	0.26%	Sole
RI XXIII	150,954	0.37%	Sole
RI XXIV	3,091	0.01%	Sole
RH 1	79,316	0.19%	Sole

RILLC, individually and in its capacity as an investment adviser, may be deemed to possess direct beneficial ownership of the 1,169,390 Shares that are owned by it and the Managed Accounts.  Additionally, RILLC, as the sole general partner, or sole managing member of the general partner, of each of the Relational LPs may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 2,379,959 Shares beneficially owned by the Relational LPs because the limited partnership agreements of the Relational LPs specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such Shares for all other purposes.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b)           See item (a) above.

(c)           Except as set forth in Exhibit A to this Statement, none of the Reporting Persons has effected any transactions in the Shares during the past sixty days not previously reported.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by accounts managed by RILLC may be delivered to such accounts.

(e)           Not applicable.

Item 7.  Material to Be Filed as Exhibits

The following Exhibits are filed herewith:

Exhibit A - Information concerning transactions in the Shares effected by the Reporting Persons in the last 60 days not previously reported.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 2015

RELATIONAL INVESTORS MID-CAP FUND I, L.P.
RELATIONAL INVESTORS MID-CAP FUND II, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL INVESTORS IX, L.P.
RELATIONAL INVESTORS XV, L.P.
RELATIONAL INVESTORS XVI, L.P.
RELATIONAL INVESTORS XX, L.P.
RELATIONAL INVESTORS XXIII, L.P.
RELATIONAL INVESTORS XXIV, L.P.
RH FUND 1, L.P.

By:		RELATIONAL INVESTORS, LLC
as general partner to each,

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

Exhibit A

Transactions by Reporting Persons in the last 60 days.

Beneficial Ownership	Purchase or Sale	Quantity	Transaction Date	Price per Share (including commission)	How Effected
Relational Investors LLC	Sale	1,393	1/14/2015	$82.06	Open Market
Relational Investors LLC	Sale	9,156	1/14/2015	$81.62	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	6,103	1/14/2015	$82.06	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	5,145	1/14/2015	$81.62	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	21,352	1/14/2015	$81.62	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	13,599	1/14/2015	$81.62	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	1,609	1/14/2015	$82.06	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	4,912	1/14/2015	$82.06	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	24,343	1/14/2015	$81.62	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	18,457	1/14/2015	$81.62	Open Market
Relational Investors LLC	Sale	4,626	1/14/2015	$82.06	Open Market
Relational Investors LLC	Sale	30,390	1/14/2015	$81.62	Open Market
Relational Coast Partners, L.P.	Sale	1,514	1/14/2015	$82.06	Open Market
Relational Coast Partners, L.P.	Sale	6,888	1/14/2015	$81.62	Open Market
Relational Coast Partners, L.P.	Sale	67	1/14/2015	$81.62	Open Market
Relational Coast Partners, L.P.	Sale	2,991	1/14/2015	$81.62	Open Market
Relational Fund Partners, L.P.	Sale	96	1/14/2015	$82.06	Open Market
Relational Fund Partners, L.P.	Sale	240	1/14/2015	$81.62	Open Market
Relational Fund Partners, L.P.	Sale	193	1/14/2015	$81.62	Open Market
Relational Fund Partners, L.P.	Sale	5	1/14/2015	$81.62	Open Market
Relational Fund Partners, L.P.	Sale	138	1/14/2015	$81.62	Open Market
Relational Fund Partners, L.P.	Sale	55	1/14/2015	$81.62	Open Market
RH Fund 1, L.P.	Sale	680	1/14/2015	$82.06	Open Market
RH Fund 1, L.P.	Sale	4,149	1/14/2015	$81.62	Open Market
RH Fund 1, L.P.	Sale	321	1/14/2015	$81.62	Open Market
Relational Investors XV, L.P.	Sale	127	1/14/2015	$82.06	Open Market
Relational Investors XV, L.P.	Sale	886	1/14/2015	$82.06	Open Market
Relational Investors XV, L.P.	Sale	1,237	1/14/2015	$81.62	Open Market
Relational Investors XV, L.P.	Sale	66	1/14/2015	$81.62	Open Market
Relational Investors XV, L.P.	Sale	1,521	1/14/2015	$81.62	Open Market

Relational Investors XV, L.P.	Sale	1,952	1/14/2015	$81.62	Open Market
Relational Investors XV, L.P.	Sale	1,884	1/14/2015	$81.62	Open Market
Relational Investors XVI, L.P.	Sale	502	1/14/2015	$82.06	Open Market
Relational Investors XVI, L.P.	Sale	3,301	1/14/2015	$81.62	Open Market
Relational Investors XX, L.P.	Sale	816	1/14/2015	$82.06	Open Market
Relational Investors XX, L.P.	Sale	97	1/14/2015	$82.06	Open Market
Relational Investors XX, L.P.	Sale	2,985	1/14/2015	$81.62	Open Market
Relational Investors XX, L.P.	Sale	2,055	1/14/2015	$81.62	Open Market
Relational Investors XX, L.P.	Sale	958	1/14/2015	$81.62	Open Market
Relational Investors XXIII, L.P.	Sale	1,078	1/14/2015	$82.06	Open Market
Relational Investors XXIII, L.P.	Sale	217	1/14/2015	$82.06	Open Market
Relational Investors XXIII, L.P.	Sale	4,157	1/14/2015	$81.62	Open Market
Relational Investors XXIII, L.P.	Sale	2,917	1/14/2015	$81.62	Open Market
Relational Investors XXIII, L.P.	Sale	1,433	1/14/2015	$81.62	Open Market
Relational Investors IX, L.P.	Sale	1,754	1/14/2015	$82.06	Open Market
Relational Investors IX, L.P.	Sale	8,068	1/14/2015	$81.62	Open Market
Relational Investors IX, L.P.	Sale	827	1/14/2015	$81.62	Open Market
Relational Investors IX, L.P.	Sale	2,624	1/14/2015	$81.62	Open Market
Relational Investors IX, L.P.	Sale	7	1/14/2015	$81.62	Open Market
Relational Investors LLC	Sale	4,010	1/14/2015	$82.06	Open Market
Relational Investors LLC	Sale	26,344	1/14/2015	$81.62	Open Market
Relational Investors XXIV, L.P.	Sale	26	1/14/2015	$82.06	Open Market
Relational Investors XXIV, L.P.	Sale	175	1/14/2015	$81.62	Open Market
Relational Investors LLC	Sale	17,260	1/15/2015	$82.04	Open Market
Relational Investors LLC	Sale	653	1/15/2015	$82.01	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	41,046	1/15/2015	$82.04	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	6,192	1/15/2015	$82.04	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	5,998	1/15/2015	$82.04	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	22,347	1/15/2015	$82.04	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	2,862	1/15/2015	$82.01	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	9,090	1/15/2015	$82.04	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	3,109	1/15/2015	$82.04	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	4,545	1/15/2015	$82.04	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	18,552	1/15/2015	$82.04	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	34,173	1/15/2015	$82.04	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	11,197	1/15/2015	$82.04	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	3,061	1/15/2015	$82.01	Open Market

Relational Investors LLC	Sale	41,505	1/15/2015	$82.04	Open Market
Relational Investors LLC	Sale	15,782	1/15/2015	$82.04	Open Market
Relational Investors LLC	Sale	2,169	1/15/2015	$82.01	Open Market
Relational Coast Partners, L.P.	Sale	1,474	1/15/2015	$82.04	Open Market
Relational Coast Partners, L.P.	Sale	140	1/15/2015	$82.04	Open Market
Relational Coast Partners, L.P.	Sale	11	1/15/2015	$82.04	Open Market
Relational Coast Partners, L.P.	Sale	3,208	1/15/2015	$82.04	Open Market
Relational Coast Partners, L.P.	Sale	4,116	1/15/2015	$82.04	Open Market
Relational Coast Partners, L.P.	Sale	7,639	1/15/2015	$82.04	Open Market
Relational Coast Partners, L.P.	Sale	2,160	1/15/2015	$82.04	Open Market
Relational Coast Partners, L.P.	Sale	710	1/15/2015	$82.01	Open Market
Relational Fund Partners, L.P.	Sale	122	1/15/2015	$82.04	Open Market
Relational Fund Partners, L.P.	Sale	330	1/15/2015	$82.04	Open Market
Relational Fund Partners, L.P.	Sale	219	1/15/2015	$82.04	Open Market
Relational Fund Partners, L.P.	Sale	211	1/15/2015	$82.04	Open Market
Relational Fund Partners, L.P.	Sale	308	1/15/2015	$82.04	Open Market
Relational Fund Partners, L.P.	Sale	45	1/15/2015	$82.01	Open Market
RH Fund 1, L.P.	Sale	3,915	1/15/2015	$82.04	Open Market
RH Fund 1, L.P.	Sale	4,512	1/15/2015	$82.04	Open Market
RH Fund 1, L.P.	Sale	319	1/15/2015	$82.01	Open Market
Relational Investors XV, L.P.	Sale	1,739	1/15/2015	$82.04	Open Market
Relational Investors XV, L.P.	Sale	2,416	1/15/2015	$82.04	Open Market
Relational Investors XV, L.P.	Sale	2,323	1/15/2015	$82.04	Open Market
Relational Investors XV, L.P.	Sale	6,077	1/15/2015	$82.04	Open Market
Relational Investors XV, L.P.	Sale	475	1/15/2015	$82.01	Open Market
Relational Investors XVI, L.P.	Sale	6,224	1/15/2015	$82.04	Open Market
Relational Investors XVI, L.P.	Sale	235	1/15/2015	$82.01	Open Market
Relational Investors XX, L.P.	Sale	1,018	1/15/2015	$82.04	Open Market
Relational Investors XX, L.P.	Sale	10,289	1/15/2015	$82.04	Open Market
Relational Investors XX, L.P.	Sale	428	1/15/2015	$82.01	Open Market
Relational Investors XXIII, L.P.	Sale	1,372	1/15/2015	$82.04	Open Market
Relational Investors XXIII, L.P.	Sale	14,664	1/15/2015	$82.04	Open Market
Relational Investors XXIII, L.P.	Sale	607	1/15/2015	$82.01	Open Market
Relational Investors IX, L.P.	Sale	1,118	1/15/2015	$82.04	Open Market
Relational Investors IX, L.P.	Sale	118	1/15/2015	$82.04	Open Market
Relational Investors IX, L.P.	Sale	1,881	1/15/2015	$82.04	Open Market
Relational Investors IX, L.P.	Sale	806	1/15/2015	$82.04	Open Market

Relational Investors IX, L.P.	Sale	3,447	1/15/2015	$82.04	Open Market
Relational Investors IX, L.P.	Sale	6,398	1/15/2015	$82.04	Open Market
Relational Investors IX, L.P.	Sale	1,441	1/15/2015	$82.04	Open Market
Relational Investors IX, L.P.	Sale	1,545	1/15/2015	$82.04	Open Market
Relational Investors IX, L.P.	Sale	1,280	1/15/2015	$82.04	Open Market
Relational Investors IX, L.P.	Sale	3,693	1/15/2015	$82.04	Open Market
Relational Investors IX, L.P.	Sale	409	1/15/2015	$82.01	Open Market
Relational Investors IX, L.P.	Sale	413	1/15/2015	$82.01	Open Market
Relational Investors LLC	Sale	49,660	1/15/2015	$82.04	Open Market
Relational Investors LLC	Sale	1,880	1/15/2015	$82.01	Open Market
Relational Investors XXIV, L.P.	Sale	330	1/15/2015	$82.04	Open Market
Relational Investors XXIV, L.P.	Sale	12	1/15/2015	$82.01	Open Market
Relational Investors LLC	Sale	5,423	1/16/2015	$81.48	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	21,392	1/16/2015	$81.48	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	2,355	1/16/2015	$81.48	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	2,828	1/16/2015	$81.48	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	3,917	1/16/2015	$81.48	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	11,671	1/16/2015	$81.48	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	6,928	1/16/2015	$81.48	Open Market
Relational Investors LLC	Sale	17,999	1/16/2015	$81.48	Open Market
Relational Coast Partners, L.P.	Sale	2,224	1/16/2015	$81.48	Open Market
Relational Coast Partners, L.P.	Sale	3,666	1/16/2015	$81.48	Open Market
Relational Fund Partners, L.P.	Sale	374	1/16/2015	$81.48	Open Market
RH Fund 1, L.P.	Sale	2,647	1/16/2015	$81.48	Open Market
Relational Investors XV, L.P.	Sale	3,945	1/16/2015	$81.48	Open Market
Relational Investors XVI, L.P.	Sale	1,955	1/16/2015	$81.48	Open Market
Relational Investors XX, L.P.	Sale	3,552	1/16/2015	$81.48	Open Market
Relational Investors XXIII, L.P.	Sale	5,038	1/16/2015	$81.48	Open Market
Relational Investors IX, L.P.	Sale	4,779	1/16/2015	$81.48	Open Market
Relational Investors IX, L.P.	Sale	2,048	1/16/2015	$81.48	Open Market
Relational Investors LLC	Sale	15,603	1/16/2015	$81.48	Open Market
Relational Investors XXIV, L.P.	Sale	104	1/16/2015	$81.48	Open Market